UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
■ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lightsense Technology, Inc.

Legal status of issuer

     Form
     C-Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     August 28, 2014

Physical address of issuer
975 W Grant Rd, Suite 105, Tucson, AZ 85705

Website of issuer
https://www.lightsensetechnology.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$836,467	$910,771
Cash & Cash Equivalents	$474,821	$803,310
Accounts Receivable	$10,261	$0
Short-term Debt	$16,253	$51,411
Long-term Debt	$0	$569,382
Revenues/Sales	$69,500	$88,747
Cost of Goods Sold	$4,596	$1,040
Taxes Paid	$0	$0
Net Income (Loss)	$(1,005,797)	$(343,533)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)
April 28, 2022



Lightsense Technology, Inc.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Lightsense Technology, Inc. ("the Company") was incorporated on August 28, 2014 under the laws of the State of Delaware, and is headquartered in Tucson, Arizona.

The Company is located at 975 W Grant Rd, Suite 105, Tucson, AZ 85705.

The Company's website is https://www.lightsensetechnology.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, pandemics and the like, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. The reader should understand that there are various risks of investment, some of which may be both material as well as unknown or unforeseeable and purchasers should be able to afford to bear such risks, including, without limitation, the risk of losing the entire investment. Any business plans, executive summaries, presentations, or other reports furnished by the Company may include

"forward-looking statements" and represent opinions of the Company and not expressions of fact and you should not rely upon them as warranties or promises concerning future performance. Any statements (including, but not limited to, statements to the effect that we "believe", "expect", "anticipate", "plan", "are of the opinion" and similar expressions) that are not statements relating to historical matters should be considered forward-looking statements and should not be relied upon as factual, certain, or even likely.

Risks Related to the Company's Business and Industry

Development Stage Company. The Company is a development stage company without minimal operating history. There can be no assurance that the Company will be able to implement its business plan, raise sufficient capital to fund its necessary development, or achieve a level of operating revenues or income sufficient to enable the Company to continue as a going concern. It has few, if any, available commercial products today and its products in development require further research, development, testing, and regulatory clearances and are subject to the risks of failure inherent in the development of products based on new technologies. These risks include, but are not limited to, the possibilities that the Company's technology will (i) not be approved by regulatory agencies in the manner or with the level of effort predicted by the Company, (ii) be found to be ineffective or (iii) will be difficult to manufacture on a large scale or uneconomical to market or (iv) that third parties will market superior or equivalent products. There can be no assurance that the Company's research and development activities will result in any commercially viable products.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors may include major companies worldwide. Many of the Company's competitors may have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors may also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, and/or as a result of developing unknown competitive technologies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its products and/or services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Technological Uncertainty. As in many tech-related industries, the industry in which the Company operates is rapidly evolving, and it is expected to continue to undergo significant and rapid technological changes. Rapid technological development could result in actual and proposed products, services or processes becoming obsolete before the Company recovers a significant portion of its related research, development, and capital expenses. It is possible that a competitor will have a marketable product prior to any developed by the Company or will develop a product with an effectiveness that exceeds those of any of the Company's products or will attract customers to their product instead of the Company's proposed product.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity

5

surrounding such assertions could adversely affect its reputation and brand image. The Company also could be adversely affected if consumers in its principal markets lose confidence in the safety and quality of its products.

Creating, maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company may seek to create, maintain, extend, and expand its brand image through marketing investments, including advertising and customer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brand, products, or services. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine its customers' confidence, and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on its ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands, or its products on social or digital media, whether or not valid, could seriously damage its brand and reputation. If the Company does not establish, maintain, extend, and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company conducts business in various areas related to many different possible industries, some of which could be in a heavily regulated area. If it fails to comply with any relevant laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. Any industry which is heavily regulated and closely scrutinized by federal, state, and local governments, and would have to follow comprehensive statutes and regulations which could govern the manner in which the Company provides and bills for certain services, and possibly collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of some of its future operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Key Employees. The Company will be dependent upon the availability of its senior executive officers and other key employees who will be responsible for overall management of the Company and the development and marketing efforts of the Company's technologies and products. A loss of any of such key persons could create significant

hardship for the Company and/or result in the Company having to issue additional equity incentives in order to attract and retain necessary replacements.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on its business and its reputation.

The Company currently depends on a licensing agreement for the patent publications related to their product. The licensing agreement is exclusive and includes global rights. However, the licensor has the right to terminate or render the license nonexclusive if certain terms of the agreement are not meant, including reimbursement of certain patent expenses, reaching Company milestones including a financing event, and commercial sale of the product, or other diligence milestones. The Company must also provide licensor periodic reports as these diligence milestones are met, including their research, development, manufacturing, marketing, or sub-licensing activity. The Company has confirmed that the license agreement is in good-standing and is expected to remain so.

The Company currently holds certain license agreements for intellectual property and certain intellectual property; however, it may not be able to create or obtain intellectual property in the future that may be necessary or desirable to the success of the Company. The Company has certain patents, but such may not be sufficient to preclude others from creating technology that is substantially similar in its abilities or benefits. It has certain patents pending, but it is not certain that filing authorities will ultimately issue such patents. Its ability to obtain protection for new intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in its technology for which it has not yet filed any provisional or other filings, and the existence of any such prior art would bring the novelty of its technologies into question and could cause the pending patent applications to be rejected. To the extent it has performed any analysis for "prior art" on provisional patent filings, there can be no certainty that an examiner will not determine that such filings are precluded by "prior art." Further, changes in U.S. and foreign intellectual property law may also impact its ability to successfully prosecute its IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect its ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to . It is also possible that the intellectual property rights of others will bar the Company from licensing its technology and bar it or its customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is subject to rapid technological change and dependence on new product development. Its industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Its success may also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of its competitors introduce products and services that better address a customer's needs, its business would be adversely affected.

The Company's expenses will significantly increase as they seek to execute its current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, it will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has participated in Related Party Transactions. During 2015, 2019, 2020, and 2021, the Company issued Convertible Notes to several Related Parties, consisting of existing shareholders as well as counsel for the Company and directors and officers of the Company. The total number of Convertible Notes issued to Related Parties is six (6), totaling $152,516 of principal raised. These Convertible Notes are included in the Convertible Debt disclosure below.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current situation raises a doubt on whether the entity can continue as a going concern in the next twelve months, and its ability to continue is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to delay or reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

BUSINESS

Description of the Business

Lightsense Technology, Inc. was formed on August 28, 2014 in the state of Delaware. Lightsense is developing path-breaking technology platform for miniaturized spectrometers with the intent of becoming a leader in handheld, lightweight, inexpensive, and highly sensitive spectroscopy devices that analyze materials and molecules using light from the ultraviolet to the infrared, producing a detailed analysis ("optical fingerprint") enabling quick and inexpensive detection. Lightsense uses patented "Enhanced Photodetection Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular & pathogen identification. These devices can address critical analytical and detection problems in a wide range of large vertical markets in "Public Health", such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring of air and water pollution.

Business Plan

Lightsense is developing novel spectrometer solutions to address critical problems in public health, including detection of opioids & illicit drugs, viral pathogens such as SARS-CoV-2 in saliva, and bacterial pathogens in the food supply. Lightsense's groundbreaking and patented Enhanced Photodetection Spectroscopy (EPS) platform is the basis for its development of handheld optical instruments for quickly and efficiently detecting viral and bacterial pathogens, rather than hours to days with standard PCR/DNA methods.

Lightsense is developing miniature spectrometers, covering UV through infrared, that will be able to serve a wide range of materials analysis applications. The miniature spectrometers also constitute building blocks for the radical new EPS multispectral architecture, where three or more mini-spectral engines are combined into one integrated instrument. The independent spectral outputs will be combined using multimodal data fusion and subject to artificial intelligence (machine learning) for pattern recognition and analytics. This is a potentially pathbreaking spectrometer platform with up to a million times higher sensitivity than what can be achieved with one spectroscopy.

Lightsense's focus is on using this new class of optical tools to solve major problems in public health, including detecting illicit drugs in the opioid epidemic, and viral pathogens, as well as detecting bacterial pathogens for food safety and beyond.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Terje Skotheim, Ph.D.	CEO (and on BOD)	Responsibilities for Lightsense Technology: To set and guide overall vision and execution of all areas of the company, from technology to product, and from research to revenue, and from team building to brand building and from investor management to executive management and corporate development, M&A and even cash flow and budgets-the leader of the company.
Bruce Berkoff	CMO (and on BOD)	Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to marketing (corporate, products, and brand), sales and business development, competitive dynamics, and other related areas as needed, as well as strategic roadmaps and pathways & possible partnerships, and product/market vision.

Wade Poteet, Ph.D.	CTO	Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to research & development of core technologies, and integrations with engineering efforts, and strategic roadmaps of relevant technologies, and other related areas as needed]
Joshua Nelson	VP Finance	Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to finance, accounting, compliance, IT and other operational issues as needed.
Stephen Whalley	Director (on BOD)	Responsibilities for Lightsense Technology: To help with government related business development efforts, as well as board oversight- to help ensure all shareholder interests are considered in strategic management and direction of the company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,658,571	Yes	N/A	90%	N/A
Series Seed Preferred Stock	467,367	Yes	N/A	10%	Liquidation Preference

Ownership

A majority of the Company is owned by one individual. That individual is the founder and CEO, Terje Skotheim.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Number and type/class of security held	Percentage ownership prior to Offering
Terje Skotheim	1,000,000 Common Shares 10,521 Preferred Shares	47.53%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Lightsense Technology, Inc., ("the Company") was incorporated on August 28, 2014 under the laws of the State of Delaware, and is headquartered in Tucson, Arizona.

Lightsense is developing what it believes will be a path-breaking technology platform for miniaturized spectrometers making it a leader in handheld, lightweight, inexpensive, and highly sensitive spectroscopy devices that analyze materials and molecules using light from the ultraviolet to the infrared, producing a detailed analysis ("optical fingerprint") enabling quick and inexpensive detection. Lightsense uses patented "Enhanced Photodetection Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular & pathogen identification. These devices can address critical analytical and detection problems in a wide range of large vertical markets in "Public Health", such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring of air and water pollution.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the immediate future other than scientific equipment but will be making ongoing equipment purchases and capital investments, and additional future investments in the course of normal growth.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Previous Offerings of Securities

We have made the following issuances of securities to investors:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Pre-Seed Convertible Notes	2015 - 2021	Regulation D	Convertible Note	$473,793	Continuing working capital
Seed Round Crowdfunding Equity	2022	Regulation CF Regulation D	Preferred Shares	$2,449,517*	Continuing working capital
Seed Round Crowdfunding Equity	2022	Regulation CF	Preferred Shares	$178,446	Continuing working capital

*Amount of Securities includes Convertible notes plus interest converted into Preferred Shares in connection with the first Crowdfunding round.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons:

During 2015, 2019, 2020, and 2021, the Company issued Convertible Notes to several Related Parties, consisting of existing shareholders as well as legal counsel for the Company and directors and officers of the Company. The total number of Convertible Notes issued to Related Parties is six (6), totaling $188,793 of principal raised.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Terje Skotheim*

_____

(Signature)

Terje Skotheim

_____

(Name)

Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Terje Skotheim*

_____

(Signature)

Terje Skotheim

_____

(Name)

Chief Executive Officer

_____

(Title)

04/28/2023

_____

(Date)

/s/ *Stephen Whalley*

_____

(Signature)

Stephen Whalley

_____

(Name)

Director

_____

(Title)

04/28/2023

_____

(Date)

/s/ **Bruce Berkoff**

_____
(Signature)

Bruce Berkoff

_____
(Name)

Chief Marketing Officer

_____
(Title)

04/28/2023

_____
(Date)

Instructions.

      1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

      2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



7080 N Cathedral Rock Pl
Tucson, AZ 85718

The financial Statements provided herein are company certified to be true and complete in all material aspects.

By: ________________________________

Name: Joshua Nelson

Title: VP Finance

April 28, 2023

LIGHTSENSE TECHNOLOGY INC
Income Statement
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Years Ended December 31,	
	2022	**2021**
REVENUE		
Gross Sales	$ 73,997	$ 90,746
Sales Discounts	(4,497)	(1,999)
Net Sales	**69,500**	**88,747**
COST OF SALES		
Cost of Goods Sold	4,596	1,040
Gross Profit (Loss)	**64,904**	**87,707**
OPERATING EXPENSES		
Sales and Marketing	198,093	43,750
Operations	37,500	6,000
General and Administrative	376,151	125,202
Research & Development	446,295	221,693
Total Operating Expenses	**1,058,040**	**396,646**
EBITDA	**$ (993,136)**	**$ (308,939)**
Depreciation & Amortization	13,183	4,343
Interest Expense	0	30,251
Misc Income	0	0
Interest Income	522	0
NET INCOME (LOSS)	**$ (1,005,797)**	**$ (343,533)**

LIGHTSENSE TECHNOLOGY INC
Balance Sheet
December 31, 2022 & 2021
(Unaudited)

ASSETS		2022		2021
Cash and Cash Equivalents	$	474,821	$	803,310
Accounts Receivable		-	$	-
Other Receivables		10,261	$	-
Inventory		254,441	$	59,560
Obsolescence Reserve		-	$	-
Prepaid Expenses		25,419	$	-
Fixed Assets		85,051	$	52,244
Accumulated Depreciation		(17,526)	$	(4,343)
Security Deposits		4,000	$	-
TOTAL ASSETS	$	**836,467**	$	**910,771**

LIABILITIES				
Current Liabilities				
Accounts Payable	$	16,169	$	51,411
Accrued Expenses		-	$	-
Payroll Liabilities		84	$	-
Total Current Liabilities	$	**16,253**	$	**51,411**
Long-Term Liabilities				
Convertible Notes Payable	$	-	$	473,793
Convertible Notes Accrued Interest Payable		-	$	95,589
Total Long-Term Liabilities	$	**-**	$	**569,382**

EQUITY				
Common Stock, Par Value $0.001, 20,000,000 Authorized	$	1,659	$	1,440
Preferred Stock, Par Value $0.001, 10,000,000 Authorized		467	$	155
Additional Paid-In Capital		2,633,847	$	1,098,345
Retained Earnings		(1,815,759)	$	(809,963)
Total Equity	$	**820,214**	$	**289,977**
TOTAL LIABILITIES & EQUITY	$	**836,467**	$	**910,771**

LIGHTSENSE TECHNOLOGY INC
Statement of Cash Flows
For the Year Ended December 31, 2022
(Unaudited)

	2022
OPERATING ACTIVITIES	
Net Income	$ (1,005,797)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	(194,881)
Other Receivables	(10,261)
Prepaid Expenses	(25,419)
Accumulated Depreciation	13,183
Accounts Payable	(35,242)
Payroll Liabilities	84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(252,537)**
Net cash provided by operating activities	**(1,258,334)**
INVESTING ACTIVITIES	
Fixed Assets	(32,807)
Security Deposits	(4,000)
Net cash provided by investing activities	**(36,807)**
FINANCING ACTIVITIES	
Convertible Notes Payable	(473,793)
Convertible Notes Accrued Interest Payable	(95,589)
Common Stock, Par Value $0.001, 20,000,000 Authorized	219
Preferred Stock, Par Value $0.001, 10,000,000 Authorized	312
Additional Paid-In Capital	1,535,502
Net cash provided by financing activities	$ **966,652**
Net cash increase (decrease) for period	**(328,489)**
Cash at beginning of period	803,310
Cash at end of period	$ **474,821**